SUPPLEMENT TO OFFERING CIRCULAR

[Intevac Logo]

Exchange Offer for Outstanding
61/2% Convertible Subordinated Notes due 2004

          The exchange offer’s expiration date is 12:00 midnight, Eastern Time, June 5, 2002, unless extended or earlier terminated by Intevac, Inc.

          This supplement amends and supplements the offering circular of Intevac, Inc., dated May 8, 2002, relating to its offer to exchange for each $5,000 principal amount of its 6½% Convertible Subordinated Notes due 2004, which are referred to as the existing notes, the following:

•	$2,000 in cash,

•	250 warrants, each warrant to purchase one share of its common stock, no par value, at an exercise price of $7.50 per share and with the expiration date of March 1, 2006, and

•	$1,000 principal amount of its new 6½% Convertible Subordinated Notes due 2009, which are referred to as the exchange notes.

          See page 2 of this supplement for a discussion of the changes that we have made to the terms and conditions of the exchange offer.

          Except for those changes discussed below, the other terms and conditions of the exchange offer and the discussions in the original offering circular dated May 8, 2002, remain the same. This supplement must be read in conjunction with the original offering circular; together they constitute the offering circular with respect to the exchange offer.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement to offering circular. Any representation to the contrary is a criminal offense.

The date of this supplement to offering circular is May 24, 2002.

What changes are being made to the terms of the exchange offer?

Our original offering circular, dated May 8, 2002, is amended and supplemented as follows:

•	The section captioned “Risk Factors” is amended to add the following:

Adjustments to the conversion price of the exchange notes could result in tax liability.

The terms of the exchange notes allow for changes in the conversion price in particular circumstances. A change in conversion price that allows you to receive more shares of common stock on conversion may increase your proportionate interest in our earnings and profits or assets. In that case, you would be treated as though you received a dividend in the form of our stock. A constructive stock dividend could be taxable to you, even though you do not actually receive any cash or other property. However, not all changes in the conversion price that would allow you to receive more stock upon conversion would necessarily increase your proportionate interest in Intevac. For example, a change in the conversion price to reflect a stock split would not be treated as a constructive dividend. Conversely, if an event occurs that dilutes your interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. See “U.S. Federal Income Tax Considerations — Tax Treatment of Ownership and Disposition of Exchange Notes — Constructive Distribution” below.

•	The text of the fourth sentence of the eighth paragraph under the caption “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Existing Notes” is amended to read in its entirety as follows:

We will return to the registered holder, at our expense, any existing notes not accepted for exchange promptly after the expiration or termination of the exchange offer

•	The text of the last sentence of the ninth paragraph under the caption “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Existing Notes” is amended to read in its entirety as follows:

If any term of the exchange offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of existing notes, we will promptly disclose the amendment in a manner reasonably calculated to inform holders of our existing notes of such amendment, and we will extend the exchange offer’s period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

•	The text of the last paragraph under the caption “The Exchange Offer — Acceptance of Existing Notes for Exchange; Delivery of Exchange Notes and Payment” is amended to read in its entirety as follows:

If any tendered existing notes are not accepted for any reason set forth under the caption “— Conditions to the Completion of the Exchange Offer,” such unaccepted or unexchanged existing notes will be returned without expense to the tendering holder, if in certificated form, or credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

•	The text of the second paragraph under the caption “The Exchange Offer — Conditions to the Completion of the Exchange Offer” is amended to correct certain formatting errors in the first four bullets set forth therein and to modify the text of the fifth bullet in order to read in its entirety as follows:

We may not accept existing notes for exchange and may terminate or not complete the exchange offer if:

	•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

	•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

	•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing;

		–	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

		–	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Index or the Standard & Poor’s 500 Index from the date of commencement of the exchange offer;

		–	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

		–	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

		–	a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

		–	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

	•	any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

	•	any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business condition, income, operations, or prospects and our subsidiaries, taken as a whole.

•	The text of the first bullet in the fourth paragraph (that begins with the language “If any of the above events occur, we may:”) under the caption “The Exchange Offer — Conditions to the Completion of the Exchange Offer” is amended to read in its entirety as follows:

	•	terminate the exchange offer and promptly return all tendered existing notes to tendering holders;

•	The text of the second and third sentences in the last paragraph under the caption “The Exchange Offer — Conditions to the Completion of the Exchange Offer” is amended to read in its entirety as follows:

We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the expiration of the exchange offer.

•	The text of the first two sentences in the last paragraph under the caption “U.S. Federal Income Tax Considerations — Backup Withholding and Information Reporting” are deleted.

          Our original letter of Transmittal, dated May 8, 2002, hereby is deemed to be amended and supplemented for all purposes (and regardless of whether the letter of transmittal that you submit has been so changed) as follows:

•	The text of the first sentence on page 2 is amended to add “, as amended and supplemented by the Supplement to the Offering Circular, dated May 24, 2002” after the phrase “dated May 8, 2002.”

•	Item 7 of the Instructions is amended to read in its entirety as follows:

All of the conditions to the Exchange Offer enumerated in the Offering Circular, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the Expiration Date.

•	The fifth sentence of Item 9 of the Instructions is amended to replace the phrase “as soon as practicable” with “promptly.”

•	The last sentence of Item 11 of the Instructions is amended to replace the phrase “as soon as practicable” with “promptly.”

The exchange agent:

State Street Bank and Trust Company of California, N.A.

In person by hand only:

2 Avenue de Lafayette
5th Floor
Corporate Trust Operations
Boston, MA 02110

By facsimile transmission (for eligible institutions only):

(617) 662-1451
Attention: Corporate Trust Operations

For information or confirmation by telephone:

Ralph Jones

(617) 662-1548

          Any questions or requests for assistance or additional copies of this supplement, the original offering circular and the letter of transmittal may be directed to the exchange agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer.

          Any questions about the exchange offer may be directed to Intevac at the following address:

Mr. Charles Eddy, Vice President Intevac, Inc. 3560 Bassett Street Santa Clara, California 95054 Telephone: (408) 986-9888 Fax: (408) 727-5739